UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Infusystem Holdings, Inc.

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45685K102

(CUSIP Number)

Ryan J. Morris Meson Capital Partners LLC 531 E. State Street Ithaca, New York 14850 (607) 216-8905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

– with copies to –

Andrew J. Rosell Kleinheinz Capital Partners, Inc. 301 Commerce Street, Suite 1900 Fort Worth, Texas 76102 (817) 348-8100	Paula L. Skidmore c/o Nadel and Gussman, LLC 15 East 5th Street, Suite 3200 Tulsa, Oklahoma 74103 (918) 583-3333	Jeffrey C. Selman Crowell & Moring LLP 275 Battery Street, 23rd Floor San Francisco, California 94111 (415) 986-2800

November 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners LDC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,861,480
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,861,480
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS John Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,861,480
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,861,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,327
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 82,327
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Charles M. Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,327
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,327
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,327
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,327
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 446,450
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 446,450
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,450
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Meson Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 479,876
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 479,876
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,426
	8	SHARED VOTING POWER 446,450
	9	SOLE DISPOSITIVE POWER 33,426
	10	SHARED DISPOSITIVE POWER 446,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,876
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45685K102

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of Infusystem Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 31700 Research Park Drive, Madison Heights, Michigan 48071.

Item 2. Identity and Background

This Schedule 13D is jointly filed by:

•

Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz Capital”); Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (“LDC”); Global Undervalued Securities Fund, L.P., a Delaware limited partnership (“Global, L.P.”); Global Undervalued Securities Fund (QP), L.P., a Delaware limited partnership (“Global QP”); Global Undervalued Securities Fund, Ltd., a Cayman Islands exempted company (“Global Ltd.”); Global Undervalued Securities Master Fund, L.P., a Cayman Islands limited partnership (“Global Master”); and John B. Kleinheinz (“Mr. Kleinheinz”) (collectively with the Kleinheinz Capital, LDC, Global, L.P., Global QP, Global Ltd., and Global Master, hereinafter called “Kleinheinz”).

•	Boston Avenue Capital LLC (“Boston Capital”), Charles M. Gillman (“Gillman”), Stephen J. Heyman (“Heyman”), and James F. Adelson (“Adelson”) (collectively, hereinafter called “Boston”).

•	Meson Capital Partners, LLC (“Meson LLC”), Meson Capital Partners, LP (“Meson LP”), and Ryan J. Morris (“Morris”) (collectively, hereinafter called “Meson”).

Kleinheinz, Boston and Meson are collectively referred to herein as the “Reporting Persons.” Kleinheinz has previously filed a Schedule 13G relating to beneficial ownership of the Common Stock of the issuer with the Securities and Exchange Commission (the “SEC”) on December 19, 2007 , as amended by Amendment No. 1 filed on February 14, 2011 (as amended, the “Schedule 13G”). Due to changed circumstances, pursuant to §§240.13d-1(e), Kleinheinz is filing this Schedule 13D jointly with the other Reporting Persons, who are making this single joint filing, because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act as of November 29, 2011, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the entities or person that such a group exists.

Boston:

•	Gillman is the portfolio manager of Boston Capital. Heyman and Adelson are the managers of Boston Capital.

•	The principal business address of Boston Capital, Gillman, Heyman, and Adelson is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.

•

The principal business of Boston Capital is investing in securities. The principal occupation of Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman. The principal occupation of Heyman and Adelson is independent oil and gas exploration and development.

•	Boston Capital is organized under the laws of the State of Oklahoma. Gillman, Heyman and Adelson are U.S. citizens.

Kleinheinz Capital:

•

Mr. Kleinheinz is the sole director and President of Kleinheinz Capital and a director of LDC. In addition to Mr. Kleinheinz, the executive officers of Kleinheinz Capital are James K. Phillips (“Mr. Phillips”), Chief Financial Officer, and Andrew J. Rosell (“Mr. Rosell”), General Counsel and Chief Compliance Officer. In addition to Mr. Kleinheinz, Mr. Phillips is the other director of LDC. LDC is the general partner of Global, L.P. and Global QP. Mr. Kleinheinz, Mr. Phillips and Geoff Ruddick (“Mr. Ruddick”) are the directors of Global Ltd. Global, L.P., Global QP, and Global Ltd. are the general partners of Global Master. Kleinheinz Capital is investment manager of Global, L.P., Global QP, Global Ltd. and Global Master.

The principal occupation of Mr. Kleinheinz is serving as President and director of Kleinheinz Capital. The principal occupation of Mr. Phillips is Chief Financial Officer of Kleinheinz Capital. The principal occupation of Mr. Rosell is General Counsel and Chief Compliance Officer of Kleinheinz Capital. The principal business of Kleinheinz Capital is serving as investment manager for Global, L.P., Global QP, Global Ltd., and Global Master. The principal business of LDC is serving as general partner of Global, L.P. and Global QP. The principal business of Global Master is making, holding and disposing of investments, including securities of the Issuer. The principal business of Global, L.P., Global QP and Global Ltd. is serving as general partner of Global Master.

•	The principal business addresses for Kleinheinz are as follows:

(1)	Kleinheinz Capital Partners, Inc.

301 Commerce Street, Suite 1900

Forth Worth, Texas 76102

(2)	Kleinheinz Capital Partners LDC

c/o Walkers SPV Limited

Walker House, 87 Mary Street

George Town, Grand Cayman

KYI-9002 Cayman Islands

(3)	Messrs. Kleinheinz, Phillips and Rosell

301 Commerce Street, Suite 1900

Forth Worth, Texas 76102

Mr. Ruddick

c/o International Management Services Ltd.

P.O. Box 61, KY1-1102

4th Floor, Harbour Centre

George Town, Grand Cayman

Cayman Islands

(4)	Global Undervalued Securities Master Fund, L.P.

c/o BNY Mellon Alternative Investment Services Ltd.

48 Par-La-Ville Road, Suite 464

Hamilton HM 11, Bermuda

(5)	Global Undervalued Securities Fund, L.P.

c/o BNY Mellon Alternative Investment Services Ltd.

48 Par-La-Ville Road, Suite 464

Hamilton HM 11, Bermuda

(6)	Global Undervalued Securities Fund (QP), L.P.

c/o BNY Mellon Alternative Investment Services Ltd.

48 Par-La-Ville Road, Suite 464

Hamilton HM 11, Bermuda

(7)	Global Undervalued Securities Fund, Ltd.

c/o BNY Mellon Alternative Investment Services Ltd.

48 Par-La-Ville Road, Suite 464

Hamilton HM 11, Bermuda

The citizenship or place of organization for Kleinheinz is as follows:

(1)	Kleinheinz Capital Partners, Inc. is a corporation organized under the laws of the State of Texas.

(2)	Kleinheinz Capital Partners LDC is a Cayman Islands limited duration company.

(3)	Messrs. Kleinheinz, Phillips and Rosell are U.S. citizens. Mr. Ruddick is a citizen of Canada.

(4)	Global Undervalued Securities Master Fund, L.P. is a Cayman Islands exempted limited partnership.

(5)	Global Undervalued Securities Fund, L.P. is a Delaware limited partnership.

(6)	Global Undervalued Securities Fund (QP), L.P. is a Delaware limited partnership.

(7)	Global Undervalued Securities Fund, Ltd. is a Cayman Islands exempted company.

Meson:

•

Morris is the managing member of Meson LLC, which is organized as a limited liability company under the laws of the state of Delaware. Meson LP is organized under the laws of the state of New York. Morris is a citizen of Canada.

•	The principal business address of Meson is 531 E. State Street, Ithaca NY, 14850.

•	The principal business of Meson LLC and Meson LP is investing in securities. Meson LLC is the general partner of Meson LP.

None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Kleinheinz is reporting no new or recent acquisitions on this Schedule 13D; the shares previously reported on the Schedule 13G were purchased by a total aggregate investment of $7,665,033 of the working capital of Kleinheinz.

As of December 6, 2011, Boston Capital had invested $150, 434 in the Common Stock. The source of these funds was the working capital of Boston Capital. All transactions occurred in the last 60 days, as reported below in Item 5(c).

As of December 6, 2011, Meson LP had invested $524,337 in the Common Stock. The source of these funds was the working capital of Meson LP. Morris individually had invested $39,454 in the Common Stock. The source of these funds were the personal funds of Morris. All transactions occurred in the last 60 days, as reported below in Item 5(c).

Item 4. Purpose of Transaction

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) According to the Issuer’s most recent Quarterly Report on Form 10-Q filed November 14, 2011, there were 21,244,916 shares of Common Stock issued and outstanding as of November 8, 2011. The group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own 2,423,683 shares of Common Stock of the Issuer held by all of the Reporting Persons combined (11.4% of the Common Stock of the Issuer based upon the information contained in the above-referenced Form 10-Q), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

Global Master beneficially owns and has voting and dispositive power over 1,861,480 shares of Common Stock (the “Global Master Shares”), or 8.8% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below.

As general partners of Global Master, Global, L.P., Global QP and/or Global Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Global Master Shares. None of Global, L.P., Global QP or Global Ltd. owns any shares of Common Stock directly, and each disclaims beneficial ownership of the Global Master Shares.

As general partner of Global, L.P. and Global QP, LDC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Global, L.P. or Global QP. LDC does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Global, L.P. or Global QP.

As investment manager of Global, L.P., Global QP, Global Ltd., and Global Master, Kleinheinz Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Global Master Shares and any shares of Common Stock beneficially owned by Global, L.P., Global QP or Global Ltd. Kleinheinz Capital does not own any shares of Common Stock directly and disclaims beneficial ownership of the Global Master Shares and any shares of Common Stock beneficially owned by Global, L.P., Global QP or Global Ltd.

As sole director and President of Kleinheinz Capital and director of LDC, Mr. Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Kleinheinz Capital or LDC. Mr. Kleinheinz does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Kleinheinz Capital or LDC.

Meson LP beneficially owns and has voting and dispositive power over 446,450 shares of Common Stock (the “Meson LP Shares”), or 2.1% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below. Meson LP disclaims beneficial ownership of the Morris Shares (defined below).

As general partner of Meson LP, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Meson LP Shares. Meson LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the Meson LP Shares.

As managing member of Meson LLC, Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Meson LLC. In addition, Morris beneficially owns and has voting and dispositive power over 33,426 shares of Common Stock (the “Morris Shares”), or 0.2% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by Meson LLC.

As an entity which is managed by Morris, Meson LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. Meson disclaims beneficial ownership of the Morris Shares.

Boston Capital beneficially owns and has voting and dispositive power over 82,327 shares of Common Stock, or 0.4% of the issued and outstanding Common Stock, after taking into account the transactions disclosed in Item 5(c) below.

As the managers of Boston Capital, Heyman and Adelson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Boston Capital. Neither of Heyman and Adelson own any shares of Common Stock directly, and each disclaims beneficial ownership of any shares of Common Stock beneficially owned by Boston Capital.

As the portfolio manager of Boston Capital, Gillman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Boston Capital. Gillman does not own any shares of Common Stock directly, and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Boston Capital.

Each Reporting Person in Kleinheinz disclaims beneficial ownership of the Meson LP Shares, the Morris Shares, or any shares of Common Stock beneficially owned by any Reporting Person in Meson or in Boston.

Each Reporting Person in Meson disclaims beneficial ownership of the Global Master Shares, or any shares of Common Stock beneficially owned by any Reporting Person in Kleinheinz or in Boston.

Each Reporting Person in Boston disclaims beneficial ownership of the Global Master Shares, the Meson LP Shares, the Morris Shares, or any shares of Common Stock beneficially owned by any Reporting Person in Kleinheinz or in Meson.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) During the last 60 days, Kleinheinz, Boston Capital, Meson LP and Morris had the following transactions in the shares of Common Stock of the Issuer in the open market:

Kleinheinz:

Date	Purchase/Sale	Quantity	Price Per Share ($)
11/7/2011	Sale	96,000	1.27
11/8/2011	Sale	110,000	1.24

Boston Capital:

Date	Purchase/Sale	Quantity	Price Per Share ($)
11/15/2011	Purchase	11,677	1.2
11/17/2011	Purchase	3,550	1.2703
11/18/2011	Purchase	1,200	1.4532
11/21/2011	Purchase	63,200	1.4821
11/22/2011	Purchase	25,000	1.46
11/23/2011	Sale	22,300	1.4551

Meson LP:

Date	Purchase/Sale	Quantity	Price Per Share ($)
11/1/2011	Purchase	50,000	0.954
11/2/2011	Purchase	60,400	0.983
11/3/2011	Purchase	20,400	1.032
11/4/2011	Purchase	16,850	1.151
11/7/2011	Purchase	100,000	1.280
11/8/2011	Purchase	171,000	1.252
11/15/2011	Purchase	17,500	1.239
11/17/2011	Purchase	10,300	1.276

Morris:

Date	Purchase/Sale	Quantity	Price Per Share ($)
11/9/2011	Purchase	16,100	1.218
11/15/2011	Purchase	20,000	1.2
11/22/2011	Sale	76	1.51
11/28/2011	Sale	2,598	1.554

No other Reporting Persons had any transactions in the shares of Common Stock of the Issuer.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2011

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P. By: Global Undervalued Securities Fund, L.P., its general partner By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President
GLOBAL UNDERVALUED SECURITIES FUND, L.P. By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President
GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P. By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND, LTD.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Managing Director

JOHN B. KLEINHEINZ, INDIVIDUALLY

/s/ John B. Kleinheinz
John B. Kleinheinz

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

CHARLES M. GILLMAN, INDIVIDUALLY

/s/ Charles M. Gillman
Charles M. Gillman

STEPHEN J. HEYMAN, INDIVIDUALLY

/s/ Stephen J. Heyman
Stephen J. Heyman

JAMES F. ADELSON, INDIVIDUALLY

/s/ James F. Adelson
James F. Adelson

MESON CAPITAL PARTNERS LP

By:	Meson Capital Partners LLC its General Partner

By:	/s/ Ryan J. Morris
Name: Ryan J. Morris
Title: Manager

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan J. Morris

Name: Ryan J. Morris
Title: Managing Partner

RYAN J. MORRIS, INDIVIDUALLY

/s/ Ryan J. Morris
Ryan J. Morris

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: December 6, 2011

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P. By: Global Undervalued Securities Fund, L.P., its general partner By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND, L.P. By: Kleinheinz Capital Partners, Inc., its investment manager
By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND (QP), L.P. By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

GLOBAL UNDERVALUED SECURITIES FUND, LTD.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Director

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Managing Director

JOHN B. KLEINHEINZ, INDIVIDUALLY

/s/ John B. Kleinheinz
John B. Kleinheinz

BOSTON AVENUE CAPITAL LLC

By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

CHARLES M. GILLMAN, INDIVIDUALLY

/s/ Charles M. Gillman
Charles M. Gillman STEPHEN J. HEYMAN, INDIVIDUALLY

/s/ Stephen J. Heyman
Stephen J. Heyman JAMES F. ADELSON, INDIVIDUALLY

/s/ James F. Adelson
James F. Adelson MESON CAPITAL PARTNERS LLC By: /s/ Ryan J. Morris Name: Ryan J. Morris Title: Managing Partner

MESON CAPITAL PARTNERS LP

By	Meson Capital Partners, LLC, its General Partner

By:	/s/ Ryan J. Morris
Name: Ryan J. Morris Title: Managing Member

RYAN J. MORRIS, INDIVIDUALLY

/s/ Ryan J. Morris
Ryan J. Morris